

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

DeVan D. Ard, Jr.
Chairman and Chief Executive Officer
Reliant Bancorp, Inc.
1736 Carothers Parkway, Suite 100
Brentwood, Tennessee 37027

   Re: Reliant Bancorp, Inc.
     Registration Statement on Form S-3
     Filed August 24, 2020
     File No. 333-248318

Dear Mr. Ard:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jessica Livingston at 202-551-3448 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance